Exhibit 99.8

May         , 2008

Martin L. Orlowsky

Chairman, President and Chief Executive Officer

Dear Carolina Group Stockholder:

Accompanying this letter is the Information Statement relating to the separation of Lorillard, Inc. from Loews Corporation and its reconstitution as an independent public company. I invite you to learn more about Lorillard, Inc. and the process whereby your Carolina Group shares will be redeemed for Lorillard, Inc. shares by reviewing the information contained in this package. Following our separation from Loews Corporation, our common stock will trade on the New York Stock Exchange under the symbol “LO”.

This is an exciting time in the two hundred and forty eight year history of Lorillard, the oldest continuously operating tobacco company in the country. Since 1968, when Loews acquired what was then known as P. Lorillard and Company, we have benefited from being a part of the successful and dynamic Loews family of companies. Now we are very excited about the opportunity to go forward independently as we look to the future and the many challenges that lie ahead in our continuing efforts to create lasting stockholder value.

On behalf of the employees of Lorillard, Inc. and its operating subsidiary Lorillard Tobacco Company, we welcome you as a stockholder.

Sincerely,

Martin L. Orlowsky

Chairman, President and Chief Executive Officer

Lorillard, Inc.